UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

February 2016 Up 8.4% Year over Year

Mexico City, March 2, 2016 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for February 2016 increased by 8.4% when compared to February 2015.

This announcement reflects comparisons between February 1 through February 29, 2016 and February 1 through February 28, 2015. Transit and general aviation passengers are excluded. Please note that 2016 figures reflect an extra day of operation (February 29th).

Domestic
Airport	February 2015	February 2016	% Change
Cancún	332,201	374,396	12.7%
Cozumel	5,685	7,804	37.3%
Huatulco	34,446	34,818	1.1%
Mérida	104,536	120,551	15.3%
Minatitlán	17,483	17,247	(1.3)%
Oaxaca	40,951	49,226	20.2%
Tapachula	15,807	21,618	36.8%
Veracruz	84,155	83,043	(1.3)%
Villahermosa	84,031	82,316	(2.0)%
Total Domestic	719,295	791,019	10.0%

International
Airport	February 2015	February 2016	% Change
Cancún	1,200,236	1,294,959	7.9%
Cozumel	48,504	45,998	(5.2)%
Huatulco	21,602	24,883	15.2%
Mérida	9,233	11,644	26.1%
Minatitlán	562	705	25.4%
Oaxaca	4,927	5,322	8.0%
Tapachula	719	729	1.4%
Veracruz	5,603	5,690	1.6%
Villahermosa	3,598	3,320	(7.7)%
Total International	1,294,984	1,393,250	7.6%

ASUR Page 1 of 2

Total
Airport	February 2015	February 2016	% Change
Cancún	1,532,437	1,669,355	8.9%
Cozumel	54,189	53,802	(0.7)%
Huatulco	56,048	59,701	6.5%
Mérida	113,769	132,195	16.2%
Minatitlán	18,045	17,952	(0.5)%
Oaxaca	45,878	54,548	18.9%
Tapachula	16,526	22,347	35.2%
Veracruz	89,758	88,733	(1.1)%
Villahermosa	87,629	85,636	(2.3)%
ASUR Total	2,014,279	2,184,269	8.4%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date:March 2, 2016